

December 17, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
        Issuer CIK: 0001592900
        Issuer File Number: 333-195493 / 811-22961
        Form Type: 8-A12B
        Filing Date: December 17, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Cambria US EW ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications